Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 April 17, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                          FT 8693
              Balanced Income Equity and ETF Portfolio, Series 43
                                (the "Trust")
                       CIK No. 1802303 File No. 333-237562
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Risk Factors
------------

      1. IF THE TRUST INVESTS IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: Appropriate disclosure will be added based on the final portfolio for the Trust.

      2. PLEASE CONSIDER WHETHER THE FIRST PARAGRAPH OF THE "CURRENT ECONOMIC CONDITIONS" RISK SHOULD BE MODIFIED IN LIGHT OF CURRENT MARKET CONDITIONS.

      Response: The "Current Economic Conditions" risk will be replaced in its entirety with the following:

      MARKET RISK. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By /s/ Daniel J. Fallon
                                                     ________________________
                                                         Daniel J. Fallon